Steven M. Skolnick	One Lowenstein Drive
Partner	Roseland, New Jersey 07068

T: 973 597 2476
F: 973 597 2477
E: sskolnick@lowenstein.com

December 12, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

Mail Stop 3030

Washington, DC 20549

Attn:	Tara Harkins
Kevin Kuhar
Jane Park
Tim Buchmiller

Re:	Coya Therapeutics, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed December 5, 2022 File No. 333-268482

Ladies and Gentlemen:

On behalf of Coya Therapeutics, Inc. (the “Company”), we are hereby responding to the letter, dated December 9, 2022 (the “Comment Letter”), from the staff (the “Staff”) of the Division of Corporation Finance, Office of Life Sciences, of the Securities and Exchange Commission (the “Commission”),  regarding the Company’s Amendment No. 1 to Registration Statement on Form S-1, filed on December 5, 2022 (the “Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is publicly filing a revised registration statement with the Commission (the “Revised Registration Statement”). For ease of reference, set forth below in bold are the comments of the Staff with respect to the Registration Statement, as reflected in the Comment Letter. The Company’s response is set forth below each comment. Capitalized terms used herein have the meanings set forth in the Registration Statement unless defined herein.

Securities and Exchange Commission

Division of Corporation Finance

December 12, 2022

The Company has authorized us to respond to the Comment Letter as follows:

Amendment No. 1 to Registration Statement on Form S-1 filed December 5, 2022

Risks Related to Our Securities and the Offering, page 42

1.

We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent initial public offerings, particularly among companies with relatively smaller public floats. Revise to include a separate risk factor addressing the potential for rapid and substantial price volatility and any known factors particular to your offering that may add to this risk and discuss the risks to investors when investing in stock where the price is changing rapidly. Clearly state that such volatility, including any stock-run up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing the value of your stock.

Response: The Company respectfully acknowledges the Staff’s comment and has amended the Revised Registration Statement on page 43 to include a risk factor discussing the referenced risk(s).

The Company supplementally advises the Staff that now that the Company and its Underwriters have an estimated share price for the offering, as reflected in the Revised Registration Statement, the Company is able to respond to the Staff’s Comment 19 from the Staff’s letter dated September 15, 2022 (the “Original Comment Letter”). For the convenience of the Staff, we have recited the prior comment from the Staff in the Original Comment Letter in bold type and have followed the comment with the Company’s response.

19. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation. Please discuss with the staff how to submit your response.

Response: The Company advises the Staff that it estimates a price of $5.00 per share and Warrant (the “Preliminary Offering Price”) for its IPO, after giving effect to a reverse stock split that the Company has implemented on December 12, 2022, as set forth in the Amended Registration Statement (the “Stock Split”). The share numbers and per share prices set forth below reflect the Stock Split and are all presented on a post-Stock Split basis, unless otherwise indicated.

Securities and Exchange Commission

Division of Corporation Finance

December 12, 2022

Determining the Fair Value of Common Stock Prior to the IPO

For an explanation of how the Company determined the fair value of the common stock underlying its equity issuances prior to the offering, the Company respectfully refers the Staff to the discussion of its general approach set forth on page 54 of the Registration Statement in “Management’s Discussion and Analysis of Financial Condition and Results of Operation— Fair Value of Common Stock and Stock-Based Compensation.” The Company accounts for grants of stock options to employees and non-employees based on the options’ grant date fair value and the Company recognizes compensation expense over the vesting periods. The Company estimates the fair value of stock options as of the date of grant using the Black-Scholes option pricing model and it estimates the fair value of its common stock by referencing arms-length transactions inclusive of the common stock underlying which occurred on or near the valuation date(s). To determine the fair value of the common stock underlying option grants, the Board considered a variety of factors including, among other things, timely valuations of the common stock prepared by an independent third-party valuation firm in accordance with the guidance provided by the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.  Given the absence of a public trading market for the common stock , the Board exercised reasonable judgment and considered a number of objective and subjective factors to determine the best estimate of the fair value of the common stock, including important developments in the Company’s operations, such as progress on initial new drug (“IND”) submissions and clinical data read-outs, its stage of development, valuations performed by an independent third party valuation firm, sales of the Company’s preferred stock and convertible notes, actual operating results and financial performance, the conditions in the life sciences and biotechnology industry sectors and the economy in general, the stock price performance and volatility of comparable public companies, the lack of liquidity of the common stock, and the likelihood of achieving a liquidity event, such as an initial public offering or sale.

The Company has included the table below to facilitate the Staff’s review, which is a complete list of all grants of stock options  to purchase the Company’s common stock since its inception, as adjusted for the 1-for-5.6955 reverse stock split of the Company’s outstanding shares of common stock, which occurred on December 12, 2022.

Securities and Exchange Commission

Division of Corporation Finance

December 12, 2022

Grant Date	Number of options granted	Exercise price per share of common stock	Estimated fair value per share of common stock (1)
February 22,2021	200,155	$1.09	$1.71
March 31, 2021	17,557	$1.09	$1.71
April 10, 2021	17,557	$1.09	$1.71
May 17, 2021	10,532	$1.09	$1.71
May 24, 2021	2,633	$1.09	$1.71
June 7, 2021	17,557	$1.09	$1.71
June 10, 2021	17,557	$1.09	$1.71
October 31, 2021	66,040	$1.09	$1.71
November 15, 2021	6,145	$1.09	$1.71
June 28, 2022	151,433	$3.48	$3.48

Summary of Methods Used

For all options granted in 2021, the Company utilized the fair value of its common stock as determined by a third-party valuation specialist from a report dated January 5, 2021 (“January 2021 valuation”). For all options granted in 2022, the Company utilized the fair value of its common stock as determined by a third-party valuation specialist from a report dated April 5, 2022 (“April 2022 valuation”). For the January 2021 valuation and April 2022 valuation, the Company employed a market approach by way of an option pricing method (“OPM”) framework. Given the very wide range of possible future exit events, the Company utilized an OPM, through a process known as the back-solve method for inferring and allocating the equity value predicated on the most recent financing. Application of the OPM back-solve method involves making assumptions for the expected time to liquidity, volatility and risk-free rate and then solving for the value of equity such that the value for the referenced financing equals the amount paid which is then discounted for a lack of marketability (“DLOM”). At the time of these valuations, the Company had yet to begin their process towards an IPO, and as such, management believed that the OPM framework was most appropriate.

Summary of Valuations

For the January 2021 valuation, the Company employed an OPM method implied by the terms of the Company’s Series A convertible preferred stock financing that initially closed in December 2020 (the “Series A Financing”). For the January 2021 valuation and for purposes of the OPM allocation of total equity value determined with reference to the Series A Financing, the Company assumed a weighted average 34% volatility rate and a 3.1-year estimated term. The Company then reflected a DLOM of 50% to arrive at an original fair value of $1.09 per share valuation.

Securities and Exchange Commission

Division of Corporation Finance

December 12, 2022

As part of the preparation of the financial statements necessary for inclusion in this prospectus, we reassessed for financial reporting purposes, on a retrospective basis, the fair value of our common stock for each share-based award granted in 2021, which had an original fair value of $1.09 per share.  In their review of our calendar year 2021 financial reporting, the Board and management noted, among many important factors, the Company’s rapid progress over the course of the year in its research and development programs, clinical programs, and overall business strategy. While this progress could not have been reasonably anticipated during interim assessments of fair value, at year end the Board and management judged that a reassessment was appropriate.  For purposes of this reassessment, we evaluated our original inputs and the methodologies used to determine our enterprise value, the methods we used to allocate enterprise value and the timing of those valuations.  The Board determined a reassessed fair value of $1.71 per share. We utilized the above reassessed fair value of $1.71 per share to determine the stock-based compensation expense which is recorded in our financial statements.

For the April 2022 valuation, the Company employed an OPM method implied by the terms of the Series A Financing and its recent convertible debt financing that occurred in early 2022 (“2022 Convertible Notes”). For the April 2022 valuation and for purposes of the OPM allocation of total equity value determined with reference to the Series A Financing and the 2022 Convertible Notes, the Company assumed a weighted average 95% volatility rate and a 2.5-year estimated term. The Company then reflected a DLOM of 30% to arrive at a $3.48 per share valuation.

The Company has not granted any options since June 28, 2022 and does not currently intend to grant any options prior to the IPO.

Explanation of Difference Between the FMV of Common Stock Prior to the IPO and the Midpoint Price

As is typical in initial public offerings, the Preliminary Offering Price is based in part on the underwriters’ quantitative and qualitative analysis that differs from the valuation methodology used by the Company. Among the factors that the Underwriters considered in setting the Preliminary Offering Price were the following:

•	an analysis of the typical valuation ranges seen in comparable public companies in the Company’s industry, as well as a broader set of valuation ranges seen in recent IPOs;

•	the general condition of the securities markets and the recent market prices of publicly traded common stock of comparable companies;

•	the enhanced liquidity of the Company’s common stock following an IPO;

•	an assumption that there would be a receptive public trading market for an early preclinical stage pharmaceutical company such as the Company; and

Securities and Exchange Commission

Division of Corporation Finance

December 12, 2022

•	an assumption that there would be sufficient demand for the Company’s common stock to support an offering of the size contemplated by the Company.

As discussed above, the Company’s analysis prior to the IPO indicated the fair value of the Company’s common stock to be $3.48 per share , which was the fair value the Company used for all of its recent equity issuances. Given the lack of clarity around a future liquidity event, and the lack of significant program progression or additional significant funding received, in the judgment of the Board, there were no internal or external developments that would indicate that the fair value of the Company’s common stock would have increased from April 5, 2022.

The Company submits that the primary reasons for the difference between the fair value per share used for the stock options granted within the last year and the Preliminary Offering Price are:

•

Differences in the valuation methodologies, assumptions and inputs used by the underwriters in their valuation analysis discussed with the Company and used to determine the Preliminary Offering Price, which assumes a successful IPO as of today’s date with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company, compared to the valuation methodologies, assumptions and inputs used in the valuations determined by the Board as described above in connection with the description of methodologies used.

•

The Preliminary Offering Price necessarily assumes that the IPO has occurred and a public market for the Company’s common stock has been created and, therefore, excludes any marketability or liquidity discount for the Company’s common stock, which was appropriately taken into account in the Board’s determinations of fair value.

•

The Company’s consideration of various objective and subjective factors in the previous fair value determinations, as described above, that were not applicable to the determination of the Preliminary Offering Price.

•

The expected proceeds of a successful IPO would substantially increase the Company’s cash balances. In addition, the completion of an IPO would potentially provide the Company with readier access to the public equity markets.

Additionally, the Company respectfully advises the Staff that the Preliminary Offering Price reflects the fact that investors may be willing to purchase shares in the IPO at a per share price that takes into account other factors that were not expressly considered in the Company’s prior valuations as a private company, and are not objectively determinable and that valuation models are not able to quantify with any level of certainty.

Based on the Preliminary Offering Price, the current status of the financial markets and continued uncertainty as to whether the Company will be able to complete its planned IPO within the Preliminary Offering Price, or at all, the Company respectfully submits that the fair value of

Securities and Exchange Commission

Division of Corporation Finance

December 12, 2022

its common stock as determined by the Board is reasonable and consistent with the Company’s and the underwriters’ estimates of the Preliminary Offering Price. The $3.48 fair value used in the Company’s most recent equity issuance represents an approximately 30% discount to the Preliminary Offering Price, which equals the DLOM applied to the most recent valuation. Moreover, the Company advises the Staff that it does not currently anticipate issuing any additional options prior to the pricing of its IPO, and any options granted on the IPO pricing date will be at the actual IPO price.

Any questions regarding the contents of this letter or the Revised Registration Statement should be addressed to the undersigned at (973) 597-2476.

Very truly yours,

/s/ Steven M. Skolnick

Steven M. Skolnick

cc:	Howard Berman, Ph.D., Coya Therapeutics, Inc.